Exhibit 99.03

                                The fifth and sixth paragraphs under the caption
                                 "Legal Proceedings" beginning on page 13 of the
                                     Annual Report on Form 10-K of Salomon Smith
                                  Barney Holdings Inc. for the fiscal year ended
                                           December 31, 1997. (File No. 1-4346).

      In the fall of 1994, various federal and state lawsuits brought as purported class actions against SBI, Smith Barney, R-H, and 34 other broker-dealers were consolidated for pre-trial purposes as In re Nasdaq Market-Makers Antitrust Litigation in the U.S. District Court for the Southern District of New York. In the consolidated action, plaintiffs allege that broker-dealers making markets in securities traded on NASDAQ violated antitrust laws by conspiring to maintain a minimum spread between the bid and asked price for certain securities, and seek unspecified monetary damages, subject to trebling under the antitrust laws, injunctive relief, attorneys' fees and court costs. In late 1996, the Court certified a class. In December 1997, SBI, Smith Barney, R-H, and all but one of the other 34 broker-dealers defendants executed a settlement agreement with the plaintiffs that has been preliminarily approved by the Court subject to final approval following a hearing scheduled for September 1998. If approved, the settlement will not have a material effect on the Company's results of operations, financial condition or liquidity.

      In July 1996, the Antitrust Division of the Department of Justice filed a complaint containing similar allegations to the above-described action against 24 market makers in certain NASDAQ stocks. When the complaint was filed, and with no admission of liability, SBI, Smith Barney and the other defendants entered into a settlement pursuant to which the defendants agreed not to engage in certain practices relating to the quoting and trading of NASDAQ securities and to implement additional compliance procedures. There are no fines, penalties, or other payments of money in connection with this settlement, which the Court approved in April 1997. In May 1997, plaintiffs in the above-described related civil action (who were permitted to intervene for limited purposes) appealed the Court's approval of the settlement. The appeal was argued before the U.S. Court of Appeals, Second Circuit in March 1998.